Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD CAPS RECORD-BREAKING YEAR WITH PROPOSED 52% DIVIDEND HIKE

London, 6 February 2017 – Randgold Resources increased production for the sixth successive year in 2016 while reducing total cash cost per ounce. With profit of $294.2 million up 38% on the previous year, the board has proposed a 52% increase in the dividend to $1.00 per share.

Flagship Loulo-Gounkoto in Mali set a blistering pace to exceed its annual guidance by 37 000 ounces at its lowest ever total cash cost per ounce, and solid performances from the other mines contributed to the record group production of 1 252 957 ounces (2015: 1 211 288 ounces). The group’s total cash cost per ounce of $639 was down 6% on the previous year.

In spite of the high level of activity at its operations, Randgold broke another record by reducing its lost time injury frequency rate by 22% to a lowest ever 0.46.

Chief executive Mark Bristow said in a year of significant achievements, it was also notable that Randgold had passed its net cash target of $500 million, with $516.3 million in the bank at the end of 2016, and no debt.

Turning to the operations, he said Tongon in Côte d’Ivoire had achieved its revised production guidance and reduced its total cash cost per ounce while Kibali in the Democratic Republic of Congo came back strongly after a slow first half and upped quarter-on-quarter production by 21% in Q4. The shaft development of Kibali is scheduled for completion by the end of this year with the integration of its underground mine’s decline and vertical shaft systems. Kibali’s second hydropower station has just started commissioning while the third station is currently being built by an all-Congolese contracting team.

Randgold’s first mine, Morila in Mali, is now a tailings retreatment operation but continues to make a contribution towards its rehabilitation costs. As it heads for closure in 2019, Morila has advanced its plans for an agribusiness centre – which will encompass the wide range of agribusiness projects it initiated over the years – to the point where this qualifies for government support as an agripole. The development of this project is in line with Randgold’s policy that its host communities should benefit from its activities, even after mine closures.

“We have shared with the market our 10-year plan, which shows how we plan to sustain our profitability over the next decade at a gold price of $1 000 per ounce. It also envisages – but does not depend on – the development of three new mines over the next five years,” Bristow said.

“The board has now given the go-ahead for the Gounkoto super pit and the technical and financial study on the Massawa-Sofia project in Senegal has demonstrated that this has the potential to meet our investment criteria. In the meantime, our exploration programmes have continued to add reserves at Loulo-Gounkoto and Sofia and to expand our portfolio in Côte d’Ivoire. As reported earlier, we have also increased our presence in our target areas through a number of early-stage joint ventures.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2016

Randgold Resources Limited (‘Randgold’) had 93.8 million shares in issue as at 31 December 2016.

Key Performance Indicators

▪	Record gold production increases for sixth consecutive year, up 26% quarter on quarter and 3% year on year
▪	Net cash target of +$500 million reached, with no debt
▪	Profit up 22% quarter on quarter and 38% year on year
▪	Total cash cost per ounce down 17% quarter on quarter and 6% year on year
▪	Record low lost time injury frequency rate of 0.46 down 22% year on year
▪	All mines ISO 14001 certified and apart from Kibali, OHSAS 18001 certified; Kibali ISO 45001 certification imminent
▪	Loulo-Gounkoto complex beats annual guidance by 37 000oz at lowest recorded total cash cost per ounce
▪	Tongon achieves revised guidance of 260 000oz with total cash cost per ounce down 15% quarter on quarter and 8% year on year
▪	Continued operational improvement at Kibali with production up 21% quarter on quarter after the slow first half of the year
▪	Morila seeks government approval for post mining agripole project
▪	Gounkoto super pit gets board approval
▪	Updated Massawa-Sofia technical and financial study demonstrates potential to meet Randgold’s investment criteria
▪	Exploration drives reserve additions at Loulo-Gounkoto and Sofia, and expands portfolio in Côte d’Ivoire
▪	Proposed dividend up 52%

SUMMARISED FINANCIAL INFORMATION

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2016	2016	2015	2016	2015
Average gold price received ($/oz)	1 206	1 333	1 091	1 244	1 152
Gold sales[1]	453 051	392 776	354 759	1 546 030	1 394 889
Total cash costs[1]	206 295	195 357	205 586	794 432	822 673
Profit from mining activity[1]	246 756	197 419	149 173	751 598	572 216
Exploration and corporate expenditure	7 997	11 212	13 607	41 202	45 067
Profit for the period	94 324	77 253	53 527	294 221	212 775
Profit attributable to equity shareholders	78 520	65 566	44 528	247 474	188 677
Net cash generated from operating activities	204 665	119 313	114 138	521 227	396 982
Cash and cash equivalents[2]	516 301	361 103	213 372	516 301	213 372
Gold on hand at period end[3]	27 772	27 808	13 715	27 772	13 715
Group production[1] (oz)	378 388	301 163	326 430	1 252 957	1 211 288
Group sales[1] (oz)	375 718	294 745	325 085	1 242 366	1 210 844
Group total cash cost per ounce[1] ($)	549	663	632	639	679
Group cash operating cost per ounce[1] ($)	487	597	577	576	624
Basic earnings per share ($)	0.84	0.70	0.48	2.64	2.03
[1]	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[2]	Cash and cash equivalents excludes $11.5 million at 31 December 2016 ($16.9 million at 31 December 2015 and $11.3 million at 30 September 2016) relating to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $453.1 million increased by 15% from $392.8 million in the previous quarter. Group gold production for the quarter of 378 388oz was up 26% from the previous quarter due to increases in gold production across all of the operations, while the average gold price received of $1 206/oz dropped by 10% quarter on quarter (2016 Q3: $1 333/oz). Gold sales increased by 28% from the corresponding quarter of 2015, reflecting the higher ounces sold in the quarter, as well as the higher average gold price received.

Total cash costs for the quarter of $206.3 million were up 6% from the previous quarter and in line with the corresponding quarter of 2015, reflecting the increased throughput and production, including increased royalties.

Total cash cost per ounce of $549/oz decreased by 17% quarter on quarter and by 13% compared to the corresponding quarter in 2015, reflecting the higher production during the quarter, on the back of the increased throughput, higher grades and better recovery across the board, but especially at the Loulo-Gounkoto complex.

Profit from mining was significantly up (25%) to $246.8 million from the previous quarter, and 65% up on the corresponding quarter of 2015, largely as a result of increased sales and production, partially offset by the drop in the average gold price received.

Exploration and corporate expenditure of $8.0 million decreased by 29% quarter on quarter, and by 41% compared to the corresponding quarter in 2015, principally due to reductions in general and exploration expenditure.

Depreciation and amortisation of $61.4 million increased by 53% from the previous quarter and by 89% from the corresponding quarter of 2015. Depreciation at Gounkoto increased from $1.8 million in Q3 2016 to $17.7 million in Q4 2016, due to the inclusion of depreciation of the stripping asset ($15.5 million) created in the previous quarter as the ore was mined and fed during Q4. Depreciation at Loulo increased from $26.4 million in Q3 to $29.1 million in Q4, in line with the increased throughput as well as additional underground assets brought into use during the quarter. Depreciation at Tongon also increased from $11.7 million in Q3 to $14.2 million in Q4 due to an 11% increase in throughput quarter on quarter, as well as assets related to the crusher and power upgrade that were brought into use during Q4.

Other income in the quarter of $1.2 million, relating to management fees from Kibali and Morila, was in line with the previous quarter and was down from $3.4 million in the corresponding quarter of the prior year. The decrease from the corresponding quarter in 2015 is the result of a net operational foreign exchange gain of $2.0 million that was included in other income during that quarter. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter.

Share of losses from equity accounted joint ventures was $3.2 million compared to profits from joint ventures of $6.0 million in the previous quarter and to $1.9 million profit in Q4 2015. Kibali’s share of equity accounted joint venture profits decreased from $9.2 million in Q3 2016 to $0.9 million in the current quarter. Profit from mining for Kibali for Q4 2016 amounted to $41.2 million compared to a profit of $39.3 million in Q3 2016, reflecting the increased production partially offset by the lower average gold price received. The share of profits from the Kibali joint ventures are stated after depreciation of $31.4 million (30 Sep 2016: $26.6 million), foreign exchange losses of $11.8 million (30 Sep 2016: $4.8 million) and a deferred tax credit of $4.2 million (30 Sep 2016: $1.4 million). The increase in depreciation was driven by an increase in throughput quarter on quarter, as well as additions of $28.1 million (attributable) to the underground mining infrastructure, hydropower plants and other assets during Q4. The increase in foreign exchange losses is the result of a sharp depreciation in the Congolese Franc compared to the US dollar and the conversion of TVA (value added tax) balances owed to Kibali which are denominated in Congolese Franc. The increase in the tax credit quarter on quarter was a result of a decrease in the deferred tax liability quarter on quarter in line with profits. Morila’s share of equity accounted joint venture losses increased from a loss of $3.5 million in Q3 2016 to a loss of $4.0 million in Q4 2016, following the drop in the average gold price received, notwithstanding higher production during the quarter.

Income tax expense of $33.5 million was in line with the charge in Q3 of 2016 and increased by 97% from the corresponding quarter in 2015, mainly due to increased profits at the Loulo complex as well the recognition of an income tax expense at Tongon as Tongon’s tax exoneration period expired in December 2015 and it is now liable for income tax at a rate of 25% of taxable profits.

Profit for the quarter was up 22% from the previous quarter and up 76% from the corresponding quarter of 2015, reflecting the increase in profit from mining, partially offset by the increased depreciation and other charges as explained above during the quarter. Basic earnings per share increased by 20% to $0.84 quarter on quarter (Q3 2016: $0.70), reflecting the higher profits. Compared to Q4 2015, basic earnings per share increased by 75%.

Net cash generated from operating activities for the quarter of $204.7 million increased by 72% from the previous quarter and by 79% from the corresponding quarter in 2015, primarily reflecting the increase in profits from operations.

COMMENTS ON THE YEAR ENDED 31 DECEMBER 2016

Gold sales for the year ended 31 December 2016 of $1.55 billion were up 11% from the previous year principally as a result of the 8% increase in the average gold price received of $1 244/oz (2015: $1 152/oz), as well as a 3% increase in the number of ounces of gold sold across the group. Total cash costs for the year ended 31 December 2016 of $794.4 million (2015: $822.7 million) dropped by 3% on the prior year, driven by lower unit costs, especially at the Loulo-Gounkoto complex. Total cash cost per ounce dropped 6% to $639/oz for the year (2015: $679/oz), reflecting the 3% increase in ounces sold year on year, as well as the 3% decrease in total cash costs.

Profit for the year ended 31 December 2016 of $294.2 million represents an increase of 38% compared to a profit of $212.8 million in the previous year, reflecting increased revenue and lower cash costs as described above, partially offset by a 16% increase in depreciation and the 126% increase in corporate tax expenses for the year.

Depreciation and amortisation for the year ended 31 December 2016 of $175.3 million increased from the prior year cost of $150.9 million. Depreciation at Loulo increased from $98.5 million in 2015 to $105.2 million in 2016, mainly driven by Yalea and Gara underground equipment being brought into use during 2016 and the higher throughput achieved. Depreciation at Gounkoto increased from $6.7 million in 2015 to $23.5 million in 2016, in line with the increased throughput, as well as depreciation of the stripping asset ($15.5 million) created in Q3 of 2016. Depreciation at Tongon of $45.7 million in 2016 was in line with the depreciation charged in 2015 ($44.4 million).

Exploration and corporate expenditure of $41.2 million for the year ended 31 December 2016 decreased by 9% from the previous year’s $45.1 million, reflecting reductions in general and corporate expenditure, partially offset by increased exploration activity during the year.

Other income of $6.0 million and $15.6 million for the years ended 31 December 2016 and 2015 respectively, include management fees from Morila and Kibali (2016: $5.0 million compared to 2015: $6.1 million), as well as operational foreign exchange gains (2016: $1.0 million compared to 2015: $9.6 million). Other expenses for the year of $6.0 million was in line with the prior year’s $5.7 million and includes operational foreign exchange losses as mentioned earlier.

Share of profits of equity accounted joint ventures of $17.3 million dropped by 78% year on year.

Kibali’s share of equity accounted joint venture profits decreased from $70.3 million in 2015 to $24.2 million in 2016. Profit from mining for Kibali for 2016 amounted to $131.0 million compared to a profit of $161.2 million in 2015, reflecting the decreased production and increased costs, partially offset by the higher average gold price received. The share of profits from the Kibali joint venture is stated after depreciation of $102.7 million (2015: $87.3 million), foreign exchange losses of $16.3 million (2015: foreign exchange gain of $0.2 million) and a deferred tax credit of $10.3 million (2015: deferred tax charge of $8.0 million).

The increase in depreciation at Kibali was driven by an increase in throughput year on year, as well as additions to the underground mining infrastructure, hydropower plants and other assets ($84.9 million attributable). The increase in foreign exchange losses is the result of a sharp depreciation in the Congolese Franc compared to the US dollar during the second half of the year and the conversion of TVA balances owed to Kibali which are denominated in Congolese Franc. The increase in the tax credit was a result of a decrease in the deferred tax liability during the year.

Morila’s share of equity accounted joint venture profits decreased from a profit of $7.0 million in 2015 to a loss of $7.1 million in 2016. Profit from mining for 2016 was $2.7 million. The net loss of $7.1 million includes $2.5 million of rehabilitation costs (de-capping of the TSF), $2.1 million of costs relating to obsolete stock write-downs and the agribusiness feasibility projects, $3.8 million of depreciation charges and $0.6 million of tax charges. Profits decreased year on year following the drop in production year on year due to feeding predominantly lower grade tailings storage facility (TSF) material.

Income tax expense of $108.4 million increased by 126% year on year, reflecting higher accruals for tax charges at the Loulo-Gounkoto complex, in line with profits, as well as higher tax charges at Tongon, following the end of Tongon’s tax exoneration period in December 2015.

Basic earnings per share increased by 30% to $2.64 (2015: $2.03), in line with the increase in profit for the year as described above.

Net cash generated from operating activities for the year of $521.2 million increased by 31% from the previous year, in line with the strong operating performances at Loulo-Gounkoto and at Tongon. Cash and cash equivalents increased to $516.3 million compared to $213.4 million at the end of 2015, reflecting the net cash generated from operations, partially offset by increased additions to property, plant and equipment, as well as increased dividends paid to shareholders.

The board has proposed a final cash dividend of 100 US cents per share, a 52% increase on the prior year’s 66 US cents per share. The proposed final cash dividend will be put to shareholders for approval at the annual general meeting to be held on 2 May 2017. The dividend will be paid in cash with no script alternative being made available. The company anticipates, subject to shareholder approval, paying the final cash dividend on 26 May 2017. The ex-dividend date is 16 March 2017 and the record date for the dividend is 17 March 2017. Further details of the company’s proposed final cash dividend will be made available to shareholders in the explanatory notes of the company’s notice of annual general meeting.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 206 124oz (Loulo 111 772oz and Gounkoto 94 352oz), an increase of 30% compared to the previous quarter (Q3 2016: 158 248oz) as a result of more tonnes treated, better grade and improved recovery. Tonnes processed during the quarter increased by 6% to 1 263kt (Q3 2016: 1 189kt) due to improved plant run time and mill load optimisation for better milling rate, while the head grade milled increased by 22% to 5.6g/t as per plan. The increased production, and improved operating unit costs, resulted in a 20% decrease in total cash cost per ounce to $479/oz (Q3 2016: $599/oz).

Throughput increased on the back of consistent ore delivery and better plant utilisation and treatment rates. Completion of the CIL circuit discharge launder modification was a key factor in eradicating intermittent overflow and restrictions through this section. Advanced knowledge of the orebodies’ recovery and reagent response are made available the month ahead of processing, allowing for the plant operating parameters to be adjusted and critical equipment maintenance periods to be planned based on expected ore delivery. Enhanced oxygen production and dispersion was achieved with one additional PSA oxygen plant (10tpd) and new oxygen reactors installed during the prior quarter. Reduction of gold inventory was successfully achieved as a result of the upgraded elution circuit.

For the year, gold production increased by 12% to 707 116oz (Loulo 419 801oz and Gounkoto 287 315oz) against 630 167oz in the prior year, exceeding the annual guidance by more than 37 000oz. Total cash cost per ounce for the year was 17% lower at $563/oz (2015: $675/oz) reflecting the increase in ounces produced and lower unit costs. Tonnes processed during the year was higher than the previous year at 4 875kt (2015: 4 543kt), following the completion of the plant upgrade projects and improved operating performance of the plant, which also reflected in an increase in recoveries for the year.

Sustainability

The complex continued with various community projects during the quarter, mostly economic development projects (abattoir, radio construction and the training of 42 women in local product transformation), education (building a school at Baboto village and a bursary programme for 26 local students) and food security with the rehabilitation of the Sitakily water dam. Focus is now on developing 10 economic development projects with the local youth to alleviate poverty in the area.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	9 023	6 520	8 449	37 776	31 360
Ore tonnes mined (000)	1 517	1 057	1 102	4 804	4 513
Milling
Tonnes processed (000)	1 263	1 189	1 185	4 875	4 543
Head grade milled (g/t)	5.6	4.6	5.2	5.0	4.8
Recovery (%)	91.2	90.9	91.6	91.0	90.1
Ounces produced	206 124	158 248	182 698	707 116	630 167
Ounces sold	212 957	155 971	181 314	709 737	630 627
Average price received ($/oz)	1 206	1 332	1 090	1 242	1 148
Cash operating costs[1] ($/oz)	407	520	520	489	606
Total cash costs[1] ($/oz)	479	599	585	563	675
Gold on hand at period end[2] ($000)	6 061	15 952	8 133	6 061	8 133
Profit from mining activity[1] ($000)	154 759	114 226	91 514	481 651	298 396
Gold sales[1] ($000)	256 855	207 722	197 593	881 529	724 167
[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Two LTIs were recorded during the quarter with an LTIFR of 1.34 per million hours worked versus zero recorded in the previous quarter. For the year, a total of four LTIs were recorded with a LTIFR of 0.67 compared to 0.87 in 2015. No major environmental incidents occurred during the period.

On a standalone basis, Loulo produced 111 772oz of gold (Q3 2016: 103 871oz) at total cash cost of $532/oz (Q3 2016: $577/oz). The increase in production was due to a 2% increase in tonnes processed, a 6% increase in head grade milled and a small increase in recoveries. Total cash cost per ounce dropped by 8% compared to the previous quarter on the back of the increased production and improved operating unit costs.

Profit from mining of $79.1 million was 2% higher than the previous quarter of $77.4 million as a result of the higher production and lower cost of production, notwithstanding the lower average gold price received.

For the year, gold production at Loulo was 419 801oz, 20% above the previous year (2015: 350 604oz). Tonnes processed during the year increased slightly to 2 587kt (2015: 2 570kt), while head grade milled increased by 18% to 5.5g/t in line with the mining plan. Total cash cost per ounce decreased to $551oz (2015: $739/oz) following the increase in ounces produced and improved operating unit costs.

Capital expenditure

Capital expenditure for the quarter amounted to $30.6 million and $129.4 million for the year (2015: $181.7 million), mainly in respect of the underground mine developments, including the refrigeration plants, and ongoing capital including on the metallurgical plant and power upgrade projects.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	665	680	609	2 682	2 598
Ore tonnes mined (000)	664	678	590	2 652	2 520
Milling
Tonnes processed (000)	669	658	587	2 587	2 570
Head grade milled (g/t)	5.7	5.4	5.1	5.5	4.7
Recovery (%)	91.1	90.9	91.6	91.0	90.1
Ounces produced	111 772	103 871	88 876	419 801	350 604
Ounces sold	116 877	102 567	88 975	420 660	352 927
Average price received ($/oz)	1 209	1 332	1 092	1 247	1 152
Cash operating costs[1] ($/oz)	459	497	577	477	670
Total cash costs[1] ($/oz)	532	577	642	551	739
Gold on hand at period end[2] ($000)	3 145	10 339	3 678	3 145	3 678
Profit from mining activity[1] ($000)	79 170	77 444	39 979	292 484	145 875
Gold sales[1] ($000)	141 293	136 601	97 134	524 358	406 643

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali own 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Loulo underground production remained steady for the quarter and in line with the plan. Improved heading availability combined with increased paste delivery contributed to reduce the development metres and decrease the unit mining costs.

The significant improvement in the paste delivery followed the upgrade of both the delivery lines at Yalea and the slurry delivery pumps at the intermediate plant.

Optimisation of the paste filtration system is ongoing to improve flexibility. The refrigeration projects have been completed at both Yalea and Gara, with the plants currently on standby but available for operations during the rainy season when temperatures and humidity underground increase.

LOULO UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
YALEA
Ore tonnes mined	392 134	391 689	326 007	1 538 105	1 339 282
Development metres	1 547	1 548	1 582	7 128	8 290

GARA
Ore tonnes mined	272 281	285 978	264 036	1 113 903	1 120 982
Development metres	1 269	1 362	1 612	6 235	8 352

GOUNKOTO

No LTIs were recorded during the quarter, like the previous quarter. For the year, one LTI was recorded with an LTIFR of 0.45 compared to zero in 2015. No major environmental incidents occurred during the period.

On a standalone basis, Gounkoto produced 94 352oz of gold (Q3 2016: 54 377oz) at a total cash cost per ounce of $416/oz (Q3 2016: $643/oz). The increase in production was due to a 12% increase in tonnes processed, 54% increase in head grade milled and small increase in recoveries. On the back of the increased production, total cash cost per ounce dropped by 35%. Ore tonnes mined increased in the current quarter after the decrease in the previous quarter relating to the planned pit pushback, as disclosed in the third quarter.

Profit from mining for the quarter of $75.6 million was higher than the previous quarter (Q3 2016: $36.8 million), reflecting the higher gold production and gold sold at a lower cash cost of production, partially offset by the lower average gold price received.

The annual gold production for Gounkoto was 287 315oz, 3% up on the previous year (2015: 279 563oz). Tonnes processed during the year increased to 2 288kt (2015: 1 973kt), however head grade milled decreased 12% to 4.3g/t after the feeding of ore from the Gounkoto stockpile, as per plan. Total cash cost per ounce decreased to $581/oz (2015: $594/oz), reflecting the lower head grade milled.

Capital expenditure

Capital expenditure for the quarter amounted to $1.0 million, in respect of ongoing capital and exploration, and $19.7 million for the year (2015: $2.7 million), mainly in respect of stripping on the MZ3 zone of the orebody, as well as expenditure on the super pit feasibility drilling and exploration.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	8 358	5 840	7 840	35 094	28 762
Ore tonnes mined (000)	853	379	512	2 152	1 992
Milling
Tonnes processed (000)	594	531	598	2 288	1 973
Head grade milled (g/t)	5.4	3.5	5.3	4.3	4.9
Recovery (%)	91.2	90.9	91.6	91.0	90.1
Ounces produced	94 352	54 377	93 822	287 315	279 563
Ounces sold	96 080	53 404	92 339	289 076	277 700
Average price received ($/oz)	1 203	1 332	1 088	1 236	1 143
Cash operating costs[1] ($/oz)	344	563	465	507	526
Total cash costs[1] ($/oz)	416	643	530	581	594
Gold on hand at period end[2] ($000)	2 916	5 613	4 455	2 916	4 455
Profit from mining activity[1] ($000)	75 589	36 782	51 535	189 166	152 521
Gold sales[1] ($000)	115 563	71 121	100 459	357 171	317 524

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali own 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

MORILA

As in the previous quarter, no LTIs were recorded during Q4 and the LTIFR was zero (Q3 2016: zero). In 2016, one LTI was recorded in Q1 and the LTIFR for the year was 0.56 (2015: zero).

Gold production for the quarter amounted to 13 315oz, a 32% increase on the previous quarter (Q3 2016: 10 084oz). Gold production was from TSF material only after the transition to full TSF retreatment operations at the beginning of the quarter, with a corresponding 37% increase in throughput and reduction in recoveries.

Production for the year was 54 022oz (2015: 122 374oz). The mine continued the feeding of mineralised waste material until its depletion in the third quarter before transitioning to retreatment of the TSF material.

Total cash costs of $1 276/oz decreased by 11% compared to the previous quarter (Q3 2016: $1 432/oz) on the back of the increased production and lower unit costs. Total cash costs for the year increased to $1 113/oz (2015: $674/oz), reflecting the lower grade ore mined following the transition from feeding full grade ore to TSF retreatment.

The loss from mining for the quarter of $1.0 million was in line with the prior quarter, reflecting the increased ounces produced and sold, offset by the lower average gold price received. For the year, profit from mining decreased significantly to $6.9 million (2015: $60.5 million) on the back of the lower grade ore milled, lower recoveries and lower production.

Tonnes treated for the year, including TSF material, amounted to 3 774kt, which was 23% higher than the previous year, due to the switch to retreating TSF material and processing higher volumes, with a corresponding decrease in grade and recoveries for the year.

The Domba project has still not been implemented, pending approval by the community. Management continues to engage with the community and its representatives to get alignment on the implementation of the project which would add an additional 40 000oz of production over a three month period if it were to proceed. This is currently not included in the Life of Mine (LoM) plans.

Following agreement with Birimian Gold, the exploration team has completed the phase one evaluation drilling programme on both the Ntiola and Viper targets. Work continues on confirming the geological models of these deposits prior to taking a decision to exercise the option to mine these deposits.

Sustainability

In line with the closure plan and strategy, the mine continues to work on establishing a viable and sustainable agricentre (agripole) before mining operations come to an end. This will be in partnership with local entities involved in agribusiness initiatives which include poultry (broilers and egg production), fish farming, garden markets and a few local community commerce initiatives. The mine is also working with a group of Malian businessmen and international agencies to get the project endorsed by the government and the surrounding community.

Capital expenditure

Capital expenditure for the quarter amounted to $1.3 million (mostly feasibility work on the Ntiola project) and $2.1 million for the year (including some improvements on the TSF retreatment project and pit pumping) (2015: $11.0 million).

MORILA RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	-	-	-	-	3 425
Ore tonnes mined (000)	-	-	-	-	939
TSF material processed (000)	1 207	505	-	1 760	-
Milling
Tonnes processed (000)	1 261	922	816	3 774	3 063
Head grade milled (g/t)	0.5	0.4	0.7	0.6	1.4
Recovery (%)	63.1	80.7	90.3	79.4	91.1
Ounces produced	13 315	10 084	17 381	54 022	122 374
Ounces sold	12 797	8 876	17 381	52 296	122 374
Average price received ($/oz)	1 199	1 334	1 087	1 245	1 168
Cash operating costs[1] ($/oz)	1 207	1 351	995	1 039	645
Total cash costs[1] ($/oz)	1 276	1 432	1 060	1 113	674
(Loss)/profit from mining activity[1] ($000)	(985)	(863)	468	6 867	60 487
Attributable (40%)
Gold sales[1] ($000)	6 136	4 737	7 558	26 034	57 197
Ounces produced	5 326	4 034	6 952	21 609	48 950
Ounces sold	5 119	3 550	6 952	20 918	48 950
(Loss)/profit from mining activity[1] ($000)	(394)	(345)	187	2 747	24 195
Gold on hand at period end[2] ($000)	800	639	-	800	-

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

There were zero LTIs and no major environmental incidents recorded in Q4 2016. The mine recorded one LTI for the year, with a LTIFR of 0.21 compared to 0.80 in 2015.

Tongon produced 84 856oz of gold in Q4 2016, 19% up from the previous quarter, primarily as a result of an 11% increase in throughput, 7% increase in grade and 1% increase in recovery. For the year, production increased by 7% to 260 556oz, with increased grade, throughput and recoveries in the second half of the year, following the completion of the crushing circuit upgrade earlier in the year, notwithstanding the mill downtime in the second quarter.

Total cash cost per ounce in Q4 2016 decreased to $623/oz (Q3 2016: $732/oz) on the back of the increase in gold production. Similarly, total cash costs of $771/oz for the year was lower than the $836/oz achieved in 2015.

Grid power supply remained relatively stable during the quarter with no long duration power stoppages and a decrease in the voltage spikes and dips previously experienced, resulting in improved operational stability and maintaining a grid to generated power ratio of 93:07 for Q4 (Q3 2016: 92:08). Tongon completed the installation and commissioning of six new 3512B CAT generators, boosting its total generated power supply capacity to 24MW and making it possible to operate the total process plant on generated power, minimising the impact of potential grid power disruptions. In addition, further power upgrade projects are in various stages of completion, including the reconfiguration of the powerhouse busbar system and the purchase of a spare transformer (complete) and capacitor, to improve power usage flexibility and enable the mine to better manage grid power supply instability.

Q4 ore tonnes mined was in line with the previous quarter and in line with the mine’s continued strategy to ensure sufficient ore stocks and flexibility to blend the various ore types to achieve the targeted feed tonnes and grade.

Profit from mining activity increased by 15% to $47.9 million in Q4 2016, reflecting the higher gold sales despite a 10% lower average gold price received of $1 202/oz compared to the previous quarter. Profit from mining for the year of $121.8 million increased by 62% on the back of higher gold production and a higher average gold price.

An illegal sit-in which started at the mine on 26 January 2017, by employees demanding annual ex gratia payments, ended on 1 February 2017 when everyone returned to work after management, supported by the local and national authorities, negotiated a settlement with them.

Sustainability

Tongon continued to invest in the development of educational programmes, community health and agricultural projects, designed to provide post mining employment. The mine focused on the installation and start-up of community approved revenue generating projects and on improving communication with the community via the chiefs, youth and local authorities. By year end, 40% of the approved community funding was spent mainly on building an abattoir for the village of Poungbe, cultivating 80ha of maize for Katonon and Kofiple, rehabilitating the Sekonka water dam, procuring tractors to support the agribusiness project started last year and building and resourcing five henhouses, two pigsties and expanding the existing fish farm. The remaining approved community funding was mainly directed towards potable water projects (26%), primary education (32%) and primary health care projects (33%).

Capital expenditure

Capital expenditure for the year amounted to $10.5 million (2015: $16.2 million) of which $4.9 million was incurred during the quarter, mainly on six new generators, exploration, the installation of a new quaternary crushing circuit, grid power plant upgrades and TSF phase II extension.

TONGON RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	6 141	6 288	7 254	27 547	28 826
Ore tonnes mined (000)	1 162	1 162	1 027	4 195	3 563
Milling
Tonnes processed (000)	1 121	1 014	1 032	3 853	4 018
Head grade milled (g/t)	2.8	2.6	2.4	2.5	2.3
Recovery (%)	84.7	84.2	83.6	83.7	82.6

Ounces produced	84 856	71 187	67 473	260 556	242 948
Ounces sold	82 811	69 236	68 448	255 942	241 478
Average price received ($/oz)	1 202	1 333	1 088	1 247	1 148
Cash operating costs[1] ($/oz)	587	692	739	734	801
Total cash costs[1] ($/oz)	623	732	771	771	836
Gold on hand at period end[2] ($000)	7 070	5 361	1 576	7 070	1 576
Profit from mining activity[1] ($000)	47 909	41 565	21 699	121 847	75 444
Gold sales[1] ($000)	99 533	92 275	74 493	319 249	277 253

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon), having acquired an additional 0.7% interest during the prior quarter, with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

KIBALI

Three LTIs were recorded in the current quarter, compared to zero in the previous quarter, with an LTIFR of 0.99. No major environmental incidents occurred during the period. For the year, the mine recorded five LTIs (2015: 6) and the LTIFR was 0.44 (2015: 0.56).

Kibali produced 182 406oz in Q4, a 21% increase on the prior quarter (Q3 2016: 150 431oz), at a total cash cost of $659/oz (Q3 2016: $747/oz), on the back of improved plant and operating performances and higher grades. The plant improvement noted in Q3 continued in Q4, with record throughput of 2 026kt achieved for the quarter, a 4% increase on the prior quarter, while recoveries also increased by 3%. The introduction of Kombokolo, the third satellite pit, into operation at the end of Q3 contributed to the ability to deliver the improved Q4 production, with higher grades and more mining flexibility. A fourth satellite pit, Rhino, was introduced in Q4 to further improve flexibility going forward. Included in the quarterly production was 8 758oz of gold contained in used fine carbon which was shipped to South Africa to be recovered, with the sales to be recognised after the quarter end.

Profits from mining increased by 5% in the quarter to $91.6 million, on the back of the increased production and lower cost of production but partially offset by the lower average gold price received.

For the year, Kibali produced 585 946oz at a total cash cost of $736/oz. After the issues noted in H1 2016 relating to plant stability, dealing with the multiple ore sources and other operational issues, the mine produced a credible second half performance as it addressed the critical issues identified. Throughput for the year was above nameplate capacity while recoveries improved significantly in the fourth quarter.

Profit from mining for the year was $291.1 million, down 19% from 2015, reflecting the lower production and higher cost of production but partially offset by the higher average gold price received.

Sustainability

The mine continued with community initiatives during the quarter, bringing the total spend for the year to $2.2 million. This included investment in livestock projects, a sports complex, schools and health centres. New projects have been started, including construction of a community hall and purchase of medical equipment for the Kibali Hospital Centre, Surur Clinic and Watsa Hospital. The Gorumbwa resettlement programme (RAP) continued according to schedule. Fifty-three bursaries were also given to university students.

KIBALI RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	9 785	7 453	6 675	31 879	31 170
Ore tonnes mined (000)	1 656	1 458	1 929	6 218	6 862
Milling
Tonnes processed (000)	2 026	1 950	1 724	7 296	6 833
Head grade milled (g/t)	3.3	2.9	3.4	3.1	3.5
Recovery (%)	84.1	81.8	82.9	80.0	83.8
Ounces produced	182 406	150 431	154 013	585 946	642 720
Ounces sold	166 291	146 639	151 934	568 375	643 976
Average price received ($/oz)	1 210	1 334	1 099	1 248	1 160
Cash operating costs[1] ($/oz)	598	687	572	678	557

Total cash costs[1] ($/oz)	659	747	621	736	604
Profit from mining activity[1] ($000)	91 617	87 269	72 533	291 101	358 184
Attributable (45%)
Gold sales[1] ($000)	90 527	88 042	75 116	319 217	336 272
Ounces produced	82 083	67 694	69 306	263 676	289 224
Ounces sold	74 831	65 988	68 370	255 769	289 789
Profit from mining activity[1] ($000)	41 228	39 271	32 640	130 995	161 183
Gold on hand at period end[2] ($000)	13 840	5 854	4 006	13 840	4 006

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of infrastructure and the metallurgical facility

Construction of the Ambarau hydropower facility continued during the quarter, with first power having been rescheduled to Q1 2017 (low water flow period), as part of risk mitigation surrounding the closing of the stop logs and flood related events. Construction work at Azambi, the third hydropower facility to be built, has commenced, with the focus on site establishment and soft excavations to allow works on the temporary berm to start.

The project to expand the mine’s ultra-fine grinding capacity in order to improve full sulphide feed recoveries, continued according to schedule, with commissioning planned for Q1 2017.

Declines

The ramp up of the underground continued in Q4, with total ore produced from the underground operations being 454 713t for Q4, up from 372 232t in Q3. The development profile remained in line with that of Q3 at 3.5km, to ensure the ability to deliver sufficient ore to the shaft operations that are scheduled to come online later in 2017.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
Ore tonnes mined	454 713	372 232	295 823	1 578 386	803 879
Development metres	3 503	3 658	2 810	13 182	10 599

Vertical shaft

The off shaft development remained on schedule for the Q3 2017 completion date, with 780m of development during the quarter.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2016	2016	2015	2016	2015
Vertical metres	-	-	-	-	45
Off shaft development	780	959	-	3 116	735

Capital expenditure

Capital expenditure for the quarter amounted to $62.5 million (at 100%), reflecting activity at both hydropower construction projects. Expenditure on the shaft construction and the start of the additional ultra-fine grind capacity project also contributed. Capital expenditure for the year amounted to $188.5 million (2015: $251.2 million), mainly in respect of the underground mine development, including the shaft construction, and the Ambarau hydropower plant.

DEVELOPMENT PROJECTS

MALI

Gounkoto super pit feasibility

The feasibility study on the Gounkoto super pit was completed during the quarter and the project was approved by both the Gounkoto and Randgold boards.

The super pit option was shown to be economically more attractive than the smaller pit and underground option. It also had other benefits including:

▪	Lower operational risk in managing the local grade variability present in the high grade portions of the Gounkoto orebody
▪	Ore flexibility for the Loulo-Gounkoto complex
▪	An additional smaller underground opportunity still exists below the super pit which will be investigated with a feasibility study in 2017.

An economic assessment on the financial viability of the Gounkoto super pit project was carried out, based on the key parameters summarised below:

▪	Total ore mined from Gounkoto super pit and Faraba pit of 17.9Mt of ore at an average grade of 4.2g/t containing 2.4Moz of gold
▪	Strip ratio of 13.7:1 to give total tonnes mined of 263Mt, which includes 60Mt of capitalised waste stripping, representing the excess waste in periods where the strip exceeds the average LoM strip ratio
▪	Mining costs average of $2.4/t over the LoM
▪	Crush and haul costs average of $5.2/ore tonne
▪	Plant costs average of $17.9/ore tonne
▪	G&A costs of $8.0/ore tonne milled over LoM, including outside engineering costs
▪	Capital cost of $69.8 million including the surface water diversion trench, pumping, workshop and the rebuilds of equipment, while a further $139 million is expected to be capitalised in respect of waste stripping
▪	Diesel price of 65c/l, equivalent to approximately a $60/bbl oil price.

A financial model was run using a $1 000/oz gold price feeding the current mining schedule, together with a 6% royalty on revenue, three year tax holiday, followed by 30% corporate tax, which produced a total net cash flow after tax of $741 million.

PROJECT SENSITIVITY TO GOLD PRICE AND DISCOUNT RATES

Discount rate/ gold price	$800/oz	$1 000/oz	$1 200/oz
0%	$366 million	$741 million	$1 118 million
5%	$250 million	$547 million	$843 million
10%	$178 million	$419 million	$660 million

Birimian Gold Limited - Option agreement with Morila

Morila has recently signed an option agreement with Birimian Gold Mali SARL (Birimian), which provides Morila access to Birimian’s Ntiola and Viper projects which are adjacent to the existing Morila permit. Initial drilling has been completed on both the Ntiola and Viper deposits. Updated resource estimates are being completed, while geotechnical and metallurgical testwork is underway on Ntiola.

Massawa-Sofia

The Massawa and Sofia updated technical and financial* study was completed. Orientation drilling has been completed on the Central Zone (CZ) of Massawa allowing for an updated resource model to be completed while infill drilling of Sofia Main was also completed. Drilling has confirmed the mineralisation at Sofia, while the CZ drilling has clearly defined the two styles of mineralisation consisting of a thin high grade Phase 2, with a significant coarse gold component surrounded by a lower grade Phase 1 mineralisation.

Metallurgical testwork has identified the transition boundary between the refractory ore of North Zone 2 and the CZ. Flotation and ultra-fine grind to 15um of concentrate, followed by intensive cyanide leaching of the CZ concentrate and standard leaching of the flotation tails, has recovery benefits taking the total expected average recovery of this material to 80%. The refractory North Zone 2 material has shown recovery of 89% with the use of bio-oxidation technology. The Sofia ore is free leaching and a recovery of 89% is possible with gravity and cyanide leaching. Oxide ores range from 91% recovery in Sofia to 85% recovery in North Zone 2.

Operating costs have been updated based on Heavy Fuel Oil power generation on site of 17c/KWh and a total plant throughput of 2.4Mtpa, split into two streams of 1.2Mtpa each. Operating costs range from $18/t milled for Sofia to $36/t for the refractory ore of North Zone 2.

An economic assessment on the financial viability of the Massawa project was carried out, based on the key parameters summarised below:

▪	Total ore mined from Massawa and Sofia Main and North pits of 21.6Mt of ore at an average grade of 3.97g/t containing 2.75Moz of gold
▪	Strip ratio of 7:1 to give total tonnes mined of 172Mt

▪	Mining costs average of $3.28/t mined over the LoM
▪	Haulage costs average of $3.2/ore tonne
▪	Plant costs average of $23.5/ore tonne, but include a range of costs dependant on ore feed and process route
▪	G&A costs of $8.0/ore tonne milled over LoM, including outside engineering costs
▪	Capital construction cost of $438 million
▪	Ongoing capital of $38 million over LoM
▪	A closure cost of $20 million

A financial model was run using a $1 000/oz gold price feeding the current mining schedule, together with a 3% royalty on revenue, five year tax holiday, followed by corporate tax at a 25% rate, which produced a total net cash flow after tax of $458 million, and IRR of 18%.

PROJECT SENSITIVITY TO GOLD PRICE AND DISCOUNT RATES

Discount rate/ gold price	$800/oz	$1 000/oz	$1 200/oz
0%	$48 million	$458 million	$871 million
5%	($50 million)	$249 million	$550 million
10%	($107 million)	$117 million	$343 million

* Technical and financial study completed is equivalent to JORC (2012) prefeasibility study.

EXPLORATION ACTIVITIES

During Q4 the exploration team continued its brownfields programmes, providing flexibility to the operations while driving orebody definition programmes towards resource increases and conversion. This has included drilling to improve the geological model at Massawa as well as the conversion of resources at Sofia as part of the Massawa technical and financial study, while in the DRC the team tested a number of brownfields targets and delivered the Rhino deposit to the Kibali operation. At Gara, the 2016 drilling programmes resulted in a resource model increase of 659 000oz. At the same time, ongoing studies at several deposits including Yalea, Loulo 3, and KCD are generating targets for testing in 2017. Following the conclusion of a number of drilling programmes reported in Q3, the greenfields teams have resumed work along strike from existing targets with surface programmes in progress across the portfolio, building the understanding of the large structures which host mineralisation in Randgold’s permits. Grassroots and generative work continue to supply quality targets to the base of the resource triangle and good progress has been made on the Moku project in DRC this quarter as a first phase of regional work is completed on a very prospective piece of ground to the west of Kibali.

MALI

Loulo

At Gara, the conclusion of deep exploration drilling and conversion programmes resulted in the addition of 600 000oz to the inferred resources this year with 723 000oz converted from inferred to indicated categories. Deep exploration at Gara has been paused due to geological and economic constraints at the down plunge limits of the new resources, while resource conversion programmes are still in progress. An economic evaluation of mineralisation at Gara South open pit shows this opportunity is only economically viable at a $1 100/oz gold price or higher, and as such may only have potential to supply supplementary plant feed towards the end of project life. A structural review of the Loulo 3 deposit near Loulo identified that higher grade mineralisation is hosted in a dilational jog with sheared hydrothermal breccias, intense silica-carbonate alteration, and minor quartz carbonate veins. The dilational jog plunges steeply to the NE and forms a high grade, underground target with good potential which is planned for testing in Q1 2017.

At Yalea, a complete review of the geology and controls on high grade mineralisation was completed. A new model for the principal control on high grade, invokes west dipping structures as the Yalea shear transfers strain between ductile lithologies in the footwall and hanging wall of the main orebody, creating increased dilation. The study has generated six target areas which exist to the south of our current drilling at Yalea as well as down plunge to the north of the deposit on the intersection between the Yalea shear and the Yalea structure which will be prioritised and evaluated in Q1 2017.

Mapping and trenching along strike from the Gara pit has identified an additional 600m of strike length of the tourmalinised greywacke host unit to the north of Gara. Structural measurements from surface work will be used to motivate drill testing at depth, down plunge of interpreted folds which control alteration and mineralisation. To the south of Gara in the Falémé target area, a number of mineralised quartz-tourmaline outcrops will form a framework around which targets will be built in Q1.

Gounkoto

At Gounkoto, drilling on the Miriya jog target at the northern limit of the Gounkoto deposit returned weak results (MRDH001 - 2m @ 1.21g/t from 256.35m,) and has shown the chlorite-hematite alteration associated with higher grades lacks spatial continuity. These results have downgraded the prospectivity of the jog target. A hole testing a deeper panel on the MZ3 hangingwall structure at depth is in progress and will be reported on next quarter. A structural review of the entire Gounkoto system has identified three targets that are located in the footwall domain: MZ4 south extension, MZ2 Footwall, and MZ1 Footwall, which are being motivated for testing in Q1.

A gap analysis has been completed for both the Domain Boundary and Faraba structures at Gounkoto, highlighting areas along their strike which require follow-up fieldwork. The initial focus in 2017 is field mapping and trenching across previously untested parts of these mineralised trends.

Bakolobi JV (Taurus Gold)

Mapping at Bakolobi and district scale interpretation this quarter have highlighted the central part of Bakolobi permit as being prospective and previously unstudied. This zone features a discontinuity in the lithological and structural architecture between the previously identified Dioula and Koliguinda structures. Further surface and subsurface work is required to investigate the two targets along this trend which are called Barala and Dioula West.

Bena

On the Bena permit to the immediate south of Gounkoto, reinterpretation of the Sinsinko Main target following geological mapping along the strike of the target highlighted a west dip of host lithologies and structures to the main mineralised zone which remains untested because previous models featured an east dipping system. A work programme to confirm and test this model is now in progress at Bena. Trenches completed on the gossanous structure at Sinsinko East confirmed the presence of a NS striking alteration zone, however high grade mineralisation is confined to oxidised veinlets within a limited alteration system and no further work is planned on the target.

A trench completed on the northern strike extension of the Boulandissou target intersected altered saprolite with low grade mineralisation (11m @ 0.43g/t) hosted within sheared and brecciated sandstones. This trench confirms the presence of a NS striking structure and opens the prospect of having a blind target (covered with depositional material) in the north of the Bena permit close to the intersection of the Gounkoto Domain boundary with the Faraba structure. This target will be studied further in Q1.

Massakama JV (Alecto Minerals)

Pitting, trenching and detailed mapping have started over priority targets identified in the centre of the Kobokoto project. First pit results at the Sama and Mawa targets have shown that mineralisation is associated with weakly altered saprolite and oxidised veins around the principle NS and NW structures. A programme of detailed soil geochemistry has been completed over both the western and eastern contacts of the main volcanic unit in the central part of the project. First results from the western contact show significant anomalism which is subparallel to the interpreted lithological contact. New targets for subsurface work are being generated along this trend.

SENEGAL

Sofia

Following the resource upgrade at Sofia reported in Q3, a relog of the deposit was completed resulting in an updated geological model which was then further tested by an infill RC and DDH drilling programme this quarter, infilling 750m of strike to convert remaining resources in the $1 000/oz pit shell to the indicated category. This programme was a success with results confirming the model within the pit and highlighting a number of strongly mineralised zones. The drilling also confirmed the existence of a second high grade shoot at the northern end of Sofia Main as well as identifying open, high grade material beneath the current pit shell in the north and south of the deposit.

Results received this quarter include:

SFRC089:	13.0m @ 4.32g/t (115m) and 3.0m @ 2.10g/t (128m). Combined*: 16m @ 3.9g/t
SFRC087:	12.0m @ 4.41g/t (19m) and 17.0m @ 1.75g/t (31m). Combined*: 29m @ 2.9g/t
SFRC092:	18.0m @ 3.79g/t (161m) and 11m @ 4.65g/t (186m)
SFRC099:	18.0m @ 11.41g/t (128m) and 8m @ 1.17g/t (157m)
SFRC105:	5.0m @ 6.09g/t (89m) and 8.0m @ 1.28g/t (114m)
SFDDH033:	5.6m @ 48.77g/t (164m) and 4.8m @ 1.67g/t (173.1m). Combined*: 13.9m @ 20.2g/t
SFRC101:	11.0m @ 10.27g/t (136m) and 4.0m @ 2.40g/t (147m). Combined*: 15m @8.20 g/t
SFRC102:	8m @ 7.62g/t (172m)
SFRC095:	13.0m @ 4.43g/t (89m)

* Moz and FWoz with <5m waste between ore zones

For further targeting, other dilatational zones which host high grade mineralisation on the structure are expected. Therefore, additional drilling is planned for Q1 2017 to test further mineralisation which is open at depth in the SW and to the NE of Sofia Main. A programme of surface validation and phased exploration will also be focused along strike to the NE and SW of the Sofia to explore the broader potential of the Sofia system.

Massawa

Work at Massawa continues to upgrade the geological model and is focused on improving the understanding of the geological controls and metallurgy of the deposit. Results of the Block D metallurgical testwork were received. The aim of this work is to confirm that the improved recoveries reported in the last quarter from block C (in comparison to historical testwork) continue along strike of the CZ pit. The results show a decrease in gravity recovery in the phase 2 mineralisation (29%) compared to blocks A - C (34 - 44%). This was expected due to a reduction in the concentration of coarse free milling gold associated with quartz-arsenopyrite-stibnite-gold veins in the north of the CZ. In contrast, the CN leach recovery of the block D ore was higher than predicted, returning 70% from phase 2 ore. The ore in the northern part of the CZ pit was thought to be predominately NZ style, however it is apparent that a large proportion of the gold is free milling and susceptible to direct leaching which opens up the recovery potential along strike. In order to determine the boundary between CZ ore and the refractory NZ style ore, an additional two step out 15x10m block (E) was drilled to the N along strike for 26 holes on three lines (2 292m).

From the results of the drilling in Block E, the high grade phase 2 ore appears to terminate at the first line of the block. Results from the leachwell data indicate that free gold is scarce in block E, with most of the gold thought to be associated with arsenopyrite developed in vein selvages. Further work to identify the change in metallurgy at Massawa from the CZ to the NZ will be completed in Q1.

Kanoumba

While the Massawa study is being finalised, a regional scale review of all recently generated geochemistry, geophysical and fact data was consolidated with an updated regional geology map to identify and generate regional areas of interest (AOI) to actively pursue for the next quarter and beyond. In 2017 the Kanoumba greenfields work will be focused on testing key targets on the Sofia-Sabadola structure. With the continuing development of the Massawa geological model, the programme will also seek to identify and test opportunities along strike at Massawa.

CÔTE D’IVOIRE

Boundiali

A full interpretation was completed across the permit using recently flown geophysical data in order to produce improved geology and regolith maps. This led to the identification of eight new targets of which five were prioritised for immediate follow-up along a 27km corridor on the Fonondara structure. Three targets over a 25km strike on the Syama structure have also been prioritised. This quarter work focused on these new and untested areas which display favourable lithological and structural complexity along major structures. The pitting and trenching programme ongoing on the five targets on the Fonondara structure is identifying alteration and deformation with initial results from the Baya target defining an anomalous zone of 200m width with grades up to 1.36g/t in silicified and moderately sheared volcaniclastics. An infill soil sampling programme has been completed over the remaining gaps on the main structures in the permit to generate further targets.

Mankono

The aim at Gbongogo is to extend the known mineralised system beyond the limits of the mineralised intrusion. This quarter a drill core review focused on remapping the alteration system and the structural controls of the mineralisation. A ductile, steeper and strongly mineralised structure (11.60m @ 3.80g/t) was identified at the northeastern end of the intrusion, which strikes NNE outside the intrusion and is associated with strong pervasive silicification, ankerite alteration and weak tourmaline alteration, with quartz veins containing fine disseminated pyrite. Previous pits which targeted the intrusion returned several anomalies (up to 9.70g/t) from this structure which is interpreted over +1km strike. The two first trenches investigating that structure intersected a 16m wide shear zone associated with quartz-tourmaline veins and pink alteration. Results are pending.

A new target, named Kowa, has been rapidly promoted in the resource triangle following the infill soil sampling programme which defined a robust soil anomaly extending over 2.8km with values in soil up to +6g/t. The anomaly is located at the convergence of several structural, geochemical and lithological trends. The target has received follow-up work this quarter of pitting and trenching, which has so far defined two anomalous trends comprising a broad zone of up to 70m width in the west of the anomaly and a narrower eastern trend intersected in the trench: KOWTR001 - 6.10m @ 0.60g/t. The western anomalism is still open along strike and requires further investigation along the margin of a tonalite. Pit lines are being extended to cover this contact, while first results from infill soils along strike are pending.

Nielle

The drilling at Tongon NZ was completed early this quarter with 39 holes drilled to refine the granodiorite contacts, and test the model for areas of high grade mineralisation. Drill results suggest the area can be divided into different domains with some upside identified in the western part of the deposit where added thickness and additional mineralised structures were identified. A zone of strong silica flooding containing visible gold was mapped over a 190m strike in the centre of the deposit where structures and mineralised zones converge. Assay results from this drilling have been variable and not always confirmed the observations of visible gold. Larger leachwell analyses are being carried out to eliminate the nugget effect.

Three diamond holes totalling 427m were completed at Seydou South to collect more lithological and structural data to improve the geological model. The holes provided key lithological and structural data pointing to a more complex mineralised system than previously thought with steep and flatlying structures controlling mineralisation. Further diamond drilling is being motivated to continue testing the model in order to get it into the indicated category. At Sekala, the drilling of three diamond holes confirmed the model is a more tabular mineralised system and an updated model has been handed over for resource conversion.

Around Tongon, five targets for further work, including the poorly tested 1.4km gap between Seydou South and Jubula, have been prioritised for follow-up work as part of the programme to identify new resources to extend Tongon’s LoM.

Fapoha

No further work is planned on the main corridor at Fapoha North and the focus has shifted to the western part of the permit where results from the infill soil are defining a number of strong anomalies at the contact with a granodiorite body which the team is currently pitting.

DRC

Kibali

At Rhino near the KCD pit, a total of 123 holes were drilled to convert the material within the $800/oz pit to indicated, bringing 16 000oz of high grade material into the mining schedule for November. At Agbarabo East, NW of Rhino, 20 RC holes were completed over four fence lines to test the down plunge potential of numerous plunging zones of mineralisation. Two of these fence lines returned good results with fence 3 intersecting an average of 5.75m at 4.09g/t over 30m (including a high grade zone of 2.75m at 7.36g/t) and fence 4 returning an average of 12.5m at 2.6g/t over 40m (including 8m at 5.18g/t over 35m). A follow-up drilling programme is planned down plunge of fences 3 and 4 in Q1.

At Kanga Sud Zone 1 target and Ndala, short fences of RC holes were drilled to test similar plunging models but returned weak results.

At Sessenge SW, a fence line of nine holes was drilled to test the down plunge extension of near surface high grade oxide mineralisation. Two narrow lenses were intersected: Lens A - 6m at 3.1g/t over 40m which is open down dip towards the NW and down plunge to NE; and Lens B - 5.5m at 2.13g/t over 80m. Further drilling is required at Sessenge SW to understand the structural controls on mineralisation. At Aerodrome, a relogging programme was initiated to help build a more robust geological model and identify further oxide resources.

The Pamao deposit, situated to the immediate west of Pakaka, is in the mining schedule for 2018, and has a current reserve of 5.8Mt @ 1.41g/t for 261koz. Drilling and trenching this quarter refined the existing lithological and ore models. Assay results have been received from five of the six diamond holes and three of the four trenches. Results from the five holes show a continuity of two lenses of mineralisation along the 700m strike length with a weighted average of 4.4m @ 1.15g/t over 400m for lens 1, and 13.4m @ 3.3g/t over 700m for lens 2. The main lens shows a 12% increase in grade compared to the current block model, but a 31% decrease in thickness. Assay results for the three trenches confirm the surface projection of mineralisation intersected in the drilling, as well as a high grade zone within the main lens. A follow-up drilling and trenching programme will be completed for resource conversion in the coming quarter.

At the Ikamva target, four fence lines consisting of 80 shallow, close-spaced RC holes were completed over the 600m wide Ikamva BIF. Results highlight two main zones of mineralisation. The first zone is shallow with weak silica alteration and fine disseminated magnetite and sulphides within the BIF, with a weighted average of 5.3m @ 1.0g/t over 80m observed on fence 1. The second zone, located at the contact of the BIF and the underlying meta-conglomerate, is associated with moderate silica and chlorite alteration and moderate to strong disseminated fine pyrite, with a weighted average of 5.47m @ 1.12g/t over 200m observed in fences 2 and 3. However results of samples collected down plunge in old Belgium pits and in diamond holes still support the potential of the target and suggest pinching and swelling of the mineralisation down plunge: IVDD0005 - 29m @ 0.73g/t, 7.05m @ 0.44g/t, and 13.5m @ 1.67g/t; and IVDD0006 - 31.4m @ 2.65g/t including 6m @ 7.33g/t. The down plunge area of fence 4 will be investigated in Q1 2017, where IVDD0006 shows the mineralisation is still open at a vertical depth of 30m from surface.

Moku JV (SMB)

During Q4, preliminary exploration programmes designed to generate targets for follow-up work, to identify areas which are not prospective and to broadly improve geological understanding of the Neoarchean Moto belt to assist with further targeting, were completed as planned. The programmes included a stream sediment (BLEG) survey, sampling for geochronological and isotopic studies, soil sampling on priority targets and regional mapping to identify target areas that contain: prospective competent rocks; structural complexity (intersections, changes in strike, plunging lineations); and corridors of alteration.

All BLEG results were received during the quarter. The data shows that there is a close spatial relationship between the catchments with higher gold values and the structures which we interpret to have formed along the margin of the younger basin in the Moto belt, and which are comparable to the structures in the KZ trend at Kibali. The anomalous areas include the Moku trend and the Zembe trend in the south of the permit, around the Gau workings in the centre of the permit and the Ganga-PC trend in the north of the permit. Soil sampling programmes were carried out on priority targets of the Ganga-PC block and Zembe because of the observations of mineralisation on the margins of ironstones in proximity to the basin margin structures and artisanal workings. At the time of reporting, results were still pending.

More detailed work has been completed at several artisanal sites. At Gau main, three channel samples taken over the 230m strike have returned results of 6.1m @ 2.3g/t (3m below 7.5m @ 4.3g/t), 5m @ 4.6g/t and 8m @ 2.3g/t. The results are associated with the metasediment units near the contact of silicified BIF on a NW-SE strike. Whereas, at Gau Central, 12 lithosamples returned results of 7.13g/t, 2.51g/t, 2.15g/t, 0.77g/t, 20.9g/t, 12.9g/t, 29.5g/t, 7.43g/t, 0.33g/t, 14.9g/t, 1.4g/t and 8.24g/t, hosted in strongly silicified BIF units, with a shallow ESE plunging rodding within a NW-SE striking shear.

Work in 2017 will involve further soil programmes and mapping and interpretation over anomalous basins while more advanced targets will be promoted quickly to enable some early drilling on the ground.

Ngayu project

A 10 013 line km helicopter borne electromagnetic VTEM survey has been completed over the Ngayu belt in north eastern DRC. The survey was performed by Geotech Airborne over approximately five months and final data and products are expected to be received early in February. Preliminary results are currently being integrated with all other geological layers to identify and prioritise areas for follow-up in 2017. Seven AOIs have been highlighted including four in the Imva Fold area.

Generative

Work continued during Q4 2016 on three major generative projects in addition to the ongoing relogging and reinterpretation of the KCD and Yalea orebodies. These programmes include the ongoing regional prospectivity analysis of Archean rocks in the DRC and Central Africa where the first results from the analysis of regional samples are being reported. The generative team has also worked on ore controls and settings of the KZ Trend, targeting across the Moto/Kibali greenstone belt, as well as the regional prospectivity of the Paleoproterozoic rocks of West Africa.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2016	2016	2015	2016	2015
REVENUES
Gold sales on spot	356 387	299 998	272 086	1 200 777	1 001 420
Total revenues	356 387	299 998	272 086	1 200 777	1 001 420
Share of (losses)/ profits of equity accounted joint ventures	(3 243)	5 966	1 923	17 299	77 303
Other income	1 228	1 196	3 407	5 960	15 616
Total income	354 372	307 160	277 416	1 224 036	1 094 339
COST AND EXPENSES
Mine production costs	107 217	120 995	122 908	461 522	498 779
Movement in production inventory and ore stockpiles	13 352	(6 855)	7 503	13 239	17 109
Depreciation and amortisation	61 399	40 120	32 480	175 343	150 902
Other mining and processing costs	14 779	14 853	14 401	60 141	60 007
Mining and processing costs	196 747	169 113	177 292	710 245	726 797
Royalties	18 370	15 214	14 062	62 377	51 673
Exploration and corporate expenditure	7 997	11 212	13 607	41 202	45 067
Other expenses	1 991	1 965	-	5 967	5 725
Total costs	225 105	197 504	204 961	819 791	829 262
Finance income	454	249	6	1 553	112
Finance costs	(1 927)	(430)	(1 967)	(3 193)	(4 411)
Finance costs – net	(1 473)	(181)	(1 961)	(1 640)	(4 299)
Profit before income tax	127 794	109 475	70 494	402 605	260 778
Income tax expense	(33 470)	(32 222)	(16 967)	(108 384)	(48 003)
Profit for the period	94 324	77 253	53 527	294 221	212 775
Other comprehensive income

Share of equity accounted joint ventures other comprehensive (expense)/income	(7)	(1)	1 597	6	1 572
Gain/(loss) on available-for-sale financial assets	-	-	(31)	1 600	(561)
Total other comprehensive (expense)/ income	(7)	(1)	1 566	1 606	1 011
Total comprehensive income	94 317	77 252	55 093	295 827	213 786
Profit attributable to:
Owners of the parent	78 520	65 566	44 528	247 474	188 677
Non-controlling interests	15 804	11 687	8 999	46 747	24 098
	94 324	77 253	53 527	294 221	212 775
Total comprehensive income attributable to:
Owners of the parent	78 513	65 565	46 094	249 080	189 688
Non-controlling interests	15 804	11 687	8 999	46 747	24 098
	94 317	77 252	55 093	295 827	213 786
Basic earnings per share ($)	0.84	0.70	0.48	2.64	2.03
Diluted earnings per share ($)	0.83	0.69	0.47	2.61	2.01
Average shares in issue (000)	93 790	93 737	93 230	93 644	93 094

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Unaudited	Audited
	at	at	at
	31 Dec	30 Sep	31 Dec
$000	2016	2016	2015
Assets
Non-current assets
Property, plant and equipment	1 560 860	1 567 319	1 546 767
Cost	2 462 421	2 407 481	2 272 985
Accumulated depreciation and amortisation	(901 561)	(840 162)	(726 218)
Long-term ore stockpiles	164 706	151 017	167 337
Trade and other receivables	-	-	6 417
Investments in equity accounted joint ventures	1 414 211	1 442 420	1 427 316
Other investments in joint ventures	34 423	37 060	45 940
Total investments in joint ventures	1 448 634	1 479 480	1 473 256
Total non-current assets	3 174 200	3 197 816	3 193 777
Current assets
Inventories and ore stockpiles	119 027	135 777	130 973
Trade and other receivables	231 430	223 380	198 292
Cash and cash equivalents	516 301	361 103	213 372
Available-for-sale financial assets	-	-	906
Total current assets	866 758	720 260	543 543
Total assets	4 040 958	3 918 076	3 737 320
Equity attributable to owners of the parent	3 498 699	3 415 678	3 273 599
Non-controlling interests	253 258	239 324	218 706
Total equity	3 751 957	3 655 002	3 492 305
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765
Deferred tax	42 386	41 355	35 548
Provision for rehabilitation	55 455	47 581	47 581
Total non-current liabilities	100 606	91 701	85 894
Current liabilities
Trade and other payables	127 377	136 675	139 321
Current income tax payable	61 018	34 698	19 800
Total current liabilities	188 395	171 373	159 121
Total equity and liabilities	4 040 958	3 918 076	3 737 320

These results are presented as the fourth quarter and year ended 31 December 2016. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2015, and which will form the basis of the 2016 annual report. No new or amended accounting standards effective for 2016 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2015, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2015 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $54.9 million for the three months ended 31 December 2016, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $31.6 million. Of this amount, $25.5 million was spent on the development of the Yalea and Gara underground mines, and $5.1 million was spent on ongoing capital, including the elution and power plant upgrades. Ongoing capital expenditure at Tongon was $4.9 million, while $2.4 million was spent at the Massawa project during the quarter. A cost update of the rehabilitation provisions resulted in a $9.6 million increase in rehabilitation assets at the mines, as detailed further below.

Property, plant and equipment cost increased by $189.4 million for the year ended 31 December 2016, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $149.1 million. Of this amount, $97.8 million was spent on the development of the Yalea and Gara underground mines, including the refrigeration plants, and $26.0 million was spent on ongoing capital, notably the elution and power plant upgrades. A stripping activity asset of $15.5 million was created at Gounkoto in Q3 in respect of the MZ3 zone of the orebody, however all ore was fed in Q4 2016 and thus the stripping asset was fully depreciated in Q4 2016. Capital expenditure at Tongon of $10.5 million consisted of power plant upgrades and ongoing capital spent, while $6.5 million was spent at the Massawa project during the year. A cost update of the rehabilitation provisions resulted in a $9.6 million increase in rehabilitation assets at the mines for the year, as detailed further below.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 December 2016 amounted to $16.7 million, with the majority relating to the Loulo-Gounkoto complex ($6.0 million) and Kibali ($9.7 million attributable).

The long term ore stockpiles balance of $164.7 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans. The 9% increase from 30 September 2016 relates to changes in the stockpile feed schedules at Loulo, Gounkoto and Tongon in line with the latest mine plans.

The 2% decrease from 31 December 2015 relates to a decrease in the stockpile balance at Gounkoto in line with the mine plan.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The decrease of $30.9 million in total investment in joint ventures for the quarter mainly reflects the dividends received from Kibali ($25 million attributable), loan repayments made by RAL ($2.6 million attributable) and the group’s share of the losses from equity accounted joint ventures ($3.2 million).

The decrease year on year of $24.7 million in total investment in joint ventures mainly reflects dividends received from Kibali ($30 million attributable), loan repayments made by RAL ($11.9 million attributable), partially offset by the group’s share of the profits from equity accounted joint ventures ($17.3 million).

Current inventories and ore stockpiles of $119.0 million decreased by $16.8 million from the balances at 30 September 2016 and by $12.0 million from the balances at 31 December 2015, mainly as a result of an increased portion of the Loulo stockpile being classified as long term and a decrease in the gold in process balance at Loulo.

Trade and other receivables at 31 December 2016 increased by 4% from the balances at 30 September 2016 and by 17% from the balances at 31 December 2015. This mainly reflects the advances to contractors and tax prepayment at Loulo, partially offset by decreases in the TVA (value added tax) balances at Loulo.

The TVA balances at Loulo and Gounkoto are expected to be recovered within one year and as such are considered short term in nature and therefore no long term portion exist at 31 December 2016 (31 December 2015: $6.4 million).

The total outstanding refundable TVA balances in Mali amount to $94.4 million (30 September 2016: $99.1 million; 31 December 2015: $109.2 million) (including 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $12.6 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances.

The group’s share of the TVA balance at Kibali amounted to $74.1 million (30 September 2016: $67.4 million; 31 December 2015: $61.8 million). The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

As disclosed in Q3 2016, the International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in favour of Loulo, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently paid during the third quarter. The arbitration however related to only a portion of the various tax claims which have been received from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totalled $150.0 million at the end of the current quarter. Payments totalling $27.3 million were made against a portion of these claims in the third quarter. Having taken professional advice, the group considers material elements of the claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in trade and other receivables.

The increase in cash of $155.2 million since 30 September 2016 largely reflects the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($194.7 million), and cash returned from Kibali ($21.0 million), partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($50.3 million). The increase in cash of $302.9 million since 31 December 2015 largely reflects strong operational cash flows ($521.2 million), partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($170.8 million), in particular at the Loulo-Gounkoto complex, and cash dividends paid to the company’s shareholders ($52.1 million).

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

Deferred tax of $42.4 million was in line with the balance at 30 September 2016 and increased by $6.9 million from the balance at 31 December 2015, mainly due to changes in the LoM units of production depreciation estimates at the Loulo-Gounkoto complex and at Tongon during the year.

Provision for rehabilitation increased to $55.5 million, 17% higher than the balance held at 30 September 2016 and at 31 December 2015, following the completion of updated closure plans at the Loulo-Gounkoto complex and at Tongon.

Trade and other payables of $127.4 million decreased by $9.3 million from the balance at 30 September 2016 of $136.7 million and decreased by $11.9 million from the balance of $139.3 million as at 31 December 2015, mainly as a result of the decrease in supplier balances at the Loulo-Gounkoto complex due to the timing of payments of invoices.

Current tax payable of $61.0 million increased by $26.3 million from the balance at 30 September 2016 and by $41.2 million from the balance at 31 December 2016 due to increased profits at Loulo and Gounkoto, as well as at Tongon, following the end of Tongon’s tax holiday in December 2015.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2016	2016	2015	2016	2015
Profit after tax	94 324	77 253	53 527	294 221	212 775
Income tax expense	33 470	32 222	16 967	108 384	48 003
Profit before income tax	127 794	109 475	70 494	402 605	260 778
Share of profits/(losses) of equity accounted joint ventures	3 243	(5 966)	(1 923)	(17 299)	(77 303)

Adjustment for non-cash items	75 435	53 650	42 811	216 633	212 097
Effects of change in operating working capital items	(11 805)	(3 084)	5 598	(37 477)	11 958
Receivables	(13 089)	(20 844)	536	(53 319)	(22 399)
Inventories and ore stockpiles	3 061	6 230	5 161	14 577	6 220
Trade and other payables	(1 777)	11 530	(99)	1 265	28 137
Cash generated from operations	194 667	154 075	116 980	564 462	407 530
Dividends received from equity accounted joint ventures	21 000	-	10 000	26 000	45 272
Income tax paid	(11 002)	(34 762)	(12 842)	(69 235)	(55 820)
Net cash generated from operating activities	204 665	119 313	114 138	521 227	396 982
Additions to property, plant and equipment	(50 265)	(32 001)	(68 017)	(170 783)	(216 038)
Sale of shares in available-for-sale financial assets	-	-	-	1 982	-
Funds invested in equity accounted joint ventures	-	-	-	-	(2 829)
Loans repaid by equity accounted joint ventures	2 602	4 455	731	11 934	1 072
Acquisition of additional interest in Tongon	(378)	(340)	-	(718)	-
Net cash used by investing activities	(48 041)	(27 886)	(67 286)	(157 585)	(217 795)
Proceeds from issue of ordinary shares	444	1 527	222	3 233	289
Dividends paid to company’s shareholders	-	-	-	(52 091)	(38 600)
Dividends paid to non-controlling interests	(1 870)	(4 543)	(2 136)	(11 855)	(10 256)
Net cash generated by financing activities	(1 426)	(3 016)	(1 914)	(60 713)	(48 567)
Net increase in cash and cash equivalents	155 198	88 411	44 938	302 929	130 620
Cash and cash equivalents at beginning of period	361 103	272 692	168 434	213 372	82 752
Cash and cash equivalents at end of period	516 301	361 103	213 372	516 301	213 372

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2014 (audited)	92 674 085	4 634	1 450 984	67 254	1 575 218	3 098 090	204 864	3 302 954
Fair value movement on available-for-sale financial assets[1]	-	-	-	(561)	-	(561)	-	(561)
Share of other comprehensive income of joint ventures[1]	-	-	-	1 572	-	1 572	-	1 572
Other comprehensive income	-	-	-	1 011	-	1 011	-	1 011
Net profit for the period	-	-	-	-	188 677	188 677	24 098	212 775
Total comprehensive income/(expense) for the period	-	-	-	1 011	188 677	189 688	24 098	213 786
Share-based payments	-	-	-	21 915	-	21 915	-	21 915
Share options exercised	12 000	1	288	-	-	289	-	289
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	77	(77)	-	-	-	-
Shares vested[2]	296 200	15	25 300	(23 098)	-	2 217	-	2 217
Dividend relating to 2014	250 635	12	17 132	-	(55 744)	(38 600)	-	(38 600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10 256)	(10 256)
Balance - 31 Dec 2015 (audited)	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
Fair value movement on available-for-sale financial assets[1]	-	-	-	1 600	-	1 600	-	1 600
Share of other comprehensive income of joint ventures[1]	-	-	-	6	-	6	-	6
Other comprehensive income	-	-	-	1 606	-	1 606	-	1 606
Net profit for the period	-	-	-	-	247 474	247 474	46 747	294 221
Total comprehensive income for the period	-	-	-	1 606	247 474	249 080	46 747	295 827
Share-based payments	-	-	-	22 545	-	22 545	-	22 545
Share options exercised	109 413	5	3 228	-	-	3 233	-	3 233
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	1 052	(1 052)	-	-	-	-
Shares vested[2]	358 329	18	29 656	(26 963)	-	2 711	-	2 711
Dividend relating to 2015	103 090	5	9 609	-	(61 705)	(52 091)	-	(52 091)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(11 855)	(11 855)
Purchase of additional share in Tongon	-	-	-	-	(378)	(378)	(340)	(718)
Balance – 31 Dec 2016 (unaudited)	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957

[1]	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
[2]	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with stripping activities. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2016	2016	2015	2016	2015
Gold sales per IFRS[1]	356 387	299 998	272 086	1 200 777	1 001 420
Gold sales adjustments for joint ventures[2]	96 664	92 778	82 673	345 253	393 469
Gold sales[3]	453 051	392 776	354 759	1 546 030	1 394 889
Mine production costs	107 217	120 995	122 908	461 522	498 779
Movement in production inventory and ore stockpiles[1]	13 352	(6 855)	7 503	13 239	17 109
Royalties including adjustment for joint ventures	23 278	19 433	17 851	78 759	66 680
Royalty adjustment for joint ventures[3]	(4 908)	(4 219)	(3 789)	(16 382)	(15 007)
Total royalties[1]	18 370	15 214	14 062	62 377	51 673
Other mining and processing costs[1]	14 779	14 853	14 401	60 141	60 007
Cash costs adjustments for joint ventures[2]	52 577	51 150	46 712	197 153	195 105
Total cash costs[3]	206 295	195 357	205 586	794 432	822 673
Profit from mining activity[3]	246 756	197 419	149 173	751 598	572 216
Ounces sold	375 718	294 745	325 085	1 242 366	1 210 844
Total cash cost per ounce sold[3]	549	663	632	639	679
Cash operating cost per ounce sold[3]	487	597	577	576	624
Gold on hand at period end[3]	27 772	27 808	13 715	27 772	13 715
[1]	Figures extracted from IFRS results.
[2]	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) and RAL 2 Limited’s (RAL 2) cash cost adjustments.
[3]	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2015 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2015 annual report and the information available on the group’s website.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

The past year saw another increase in production across the group (3%), within the guidance range given at the start of the year, while total cash cost per ounce reduced by 6%, being 1% above the guidance range. Looking ahead, the group is forecasting production for 2017 at between 1.25Moz and 1.30Moz. Production is expected to be relatively consistent through the year, slightly weighted to the second half. Management is targeting a total cash cost per ounce for the group, after royalties, of between $580/oz and $630/oz for the year.

Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration, with corporate and exploration expenses of approximately $50 to $60 million anticipated in 2017. Total group capital expenditure, including its attributable share of joint ventures, is expected to be approximately $300 million compared to $253 million in 2016. At Kibali, capital of approximately $95 million (45% of project) is expected, mostly relating to the underground shaft developments and hydropower projects. Ongoing development of the underground mines at Loulo, as well as other projects and exploration, is planned to cost $90 million, while Gounkoto is forecasting $55 million, mostly on the super pit development which includes deferred stripping. Capital at Tongon, including completion of the plant and power upgrades, is estimated at $20 million, and less than $1 million is expected at Morila (40% of project). Continued work on the Massawa project is forecast to incur capital expenditure of approximately $30 million.

The group’s updated annual reserve statements will be published with the release of its annual report, scheduled for the end of March 2017. Randgold continues to maintain its focus on organic growth through the discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company routinely reviews corporate and asset acquisition and merger opportunities.

The directors confirm to the best of their knowledge that:

a)	These fourth quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

6 February 2017

RANDGOLD RESOURCES NEWS UPDATES

PROPOSED DIVIDEND UP 52%, REFLECTING FINANCIAL STRENGTH

Randgold’s board of directors has recommended an annual dividend for the period ended 31 December 2016 of $1.00 per share, up 52% on the previous year’s $0.66.

The dividend will be paid in cash with no script alternative being made available. The board agreed that the resolution for the dividend would be submitted to shareholders for approval at the company’s annual general meeting scheduled for Tuesday 2 May 2017.

Financial director Graham Shuttleworth said that since Randgold paid its first dividend in respect of the 2006 financial year, the company has maintained a progressive dividend policy, with dividends having increased annually and by 900% over this period, notwithstanding the drop in the gold price since 2011.

“This increase in dividends validates the business model and reflects the profitability and financial strength of the group, which now has net cash (and no debt) of more than $500 million, exceeding the target it set at the start of the year,” he said.

Now that we have reached our $500 million cash target, going forward, Randgold intends to continue to pay an annual dividend that will take into account its profitability, cash flows and the wider capital requirements of the group in the context of its financial position, including its expected cross-cycle operating cash flows and its cross-cycle capital expenditure requirements.

The company will seek to maintain a net cash position of approximately $500 million to provide financing flexibility should a new mine development or other growth opportunity be identified. To the extent that Randgold has surplus capital, the company intends to return such excess to shareholders.

Although subject to shareholders approving the dividend resolution those who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it back to the registrars, with instructions set out in the form.

Proposed 2016 dividend timetable

Ex-dividend date:	16 March 2017
Record date for final dividend:	17 March 2017
Currency election date:	27 April 2017

Annual General Meeting of shareholders:	2 May 2017
Dividend payment date for shareholders:	26 May 2017

STRENGTHENING THE RANDGOLD TEAM

Olivia Kirtley has been appointed as an independent non-executive director of Randgold Resources. An accountant by profession, she spent seven years with Ernst & Young before joining Vermont American Corporation, where she was chief financial officer for 10 years. She is a non-executive director of US Bancorp and Papa John’s International as well as immediate past chairman and president of the International Federation of Accountants and a former member of the International Integrated Reporting Council. She is also a past chairman of the American Institute of Chartered Accountants.

Glenn Heard had been appointed group general manager, mining. An Australian born mining engineer, he worked with Randgold as a consultant on the transition to owner mining at Loulo and during the production ramp-up at Kibali.

PROFITING FROM POWER

The first of two turbines at Kibali’s second hydropower station, the 11MW Ambarau station, has been commissioned and construction has started on the third station, Azambi, which is scheduled to start supplying the grid from the third quarter of next year.

When all three hydropower plants are operational, they are expected to deliver between 60% and 70% of Kibali’s total power requirement reducing the overall blended power cost to approximately 10 cents per kilowatt hour, which will be a significant factor in Kibali’s future profitability.

Capital projects executive John Steele says the due diligence study on Kibali showed that affordable power was one of the keys to its viability. At the same time, however, it highlighted the potential for generating such power from hydropower stations on the Kibali and Nzoro Rivers.

Kibali’s first power station, the 22MW Nzoro, was built by foreign contractors using local labour and commissioned in June 2014. Ambarau employed a mix of foreign and local contractors, and was used to upskill Congolese service providers. This proved so successful that Azambi, at a cost of approximately $49 million, is being constructed by an all-Congolese line-up under the direction of a Randgold project team.

“We developed this construction approach in line with Randgold’s social licence commitment to empower local service and material providers. Finding the optimal way to benefit both the mine and the community through partnership initiatives such as this remains a focus as we build our profile in the DRC. It’s also worth noting that these hydropower stations represent a substantial infrastructure extension – and one that will long outlive the mine – in one of the remotest parts of Africa,” says Steele.

MORILA BREAKS NEW GROUND WITH PIONEERING AGRIBUSINESS CENTRE

Over the 16 years since its commissioning Morila, the first mine Randgold Resources developed, has created enormous value for its stakeholders, not least Mali, which has benefited to the tune of almost $2 billion in the form of direct in-country expenditure.

As it heads for closure in 2019, Morila continues to deliver value through the retreatment of its tailings material, which as part of this process is being deposited back in the pit, helping to clear the surface for rehabilitation. It is also using this time to bring to fruition the development of the range of agriprojects it established over the years into a fully-fledged agribusiness centre, or agripole.

“Randgold believes that its operations should not only benefit their communities during their lifetimes but should also leave behind a post-mining legacy in the form of a sustainable source of economic activity. The pioneering work that is being done in this regard at Morila will serve as a template for future mine closure strategies,” says Hilaire Diarra, Randgold’s chief environmentalist and head of the agribusiness project.

The centre is being developed along the lines of the successful Songhai model of integrated biological agriculture which was created in Benin in 1985 and has since been rolled out in 15 African countries. A delegation from Songhai, led by its founder Father Godfrey Nzamuzo, has visited Morila and confirmed the viability of the project.

The next step will be to obtain the official endorsement of the Malian government, and on 15 January Morila and its project partners, the Klebu group and the UN Women’s Organisation, presented their plans to the Malian minister of industrial development, M Mohamed Aly Ag Ibrahim. The minister assured them of his commitment to the project’s successful delivery, which he described as innovative and timely.

FURTHER PROGRESS IN THE DRIVE TOWARDS INJURY AND DISEASE ERADICATION

The Randgold group’s injury rates were driven down to new record low in 2016, with the LTIFR (lost-time injury frequency rate) decreasing by 22% year on year to 0.46 and the TIFR (Total Injury Frequency Rate) decreasing by 17% to 5.73 per million hours worked.

The third quarter of the year was completely free of lost time injury which, says group health and safety officer Dr Haladou Manirou, is a positive signal that an injury-free operation is within Randgold’s reach.

“Randgold continues to invest in safety training and systems, but creating an injury-free environment is also a matter of attitudinal conditioning and strong leadership, and all heads of department and their deputies groupwide have been motivated to provide this,” he says.

Randgold’s focus on the health of its workers and their communities is also being maintained, and its continuing efforts have resulted in a steady decline in their malaria, with the incidence of the disease dropping to 28 cases per 100 employees in 2016.

“Malaria is a scourge in all our countries of operation and it is the main cause of absenteeism at our mines. Last year we widened the scope of our indoor residual spray programme and implemented a mass drug administration exercise in Mali. We believe advances in inoculation research and vector control will eventually make it possible to eradicate this disease completely,” Manirou said.

“Our HIV/AIDS awareness and VCT (voluntary counselling and testing) programme also continues to bear fruit. Last year we conducted 7 066 tests with a positive rate of 1.63% against the previous year’s 4 427 tests with a positive rate of 2.26%. The increasing number of VCTs is a clear indicator of the success of the awareness programme, and the decreasing HIV rate a consequence of that success.”

Randgold makes no distinction between its employees and their communities when it comes to transmittable diseases. Its programmes and primary healthcare clinics are therefore open to all.

INVESTOR ROADSHOW HIGHLIGHTS 10-YEAR PLAN

Randgold’s biennial investor roadshow at the end of last year took in well attended sessions in London, New York and in Toronto where, in addition to detailed presentations on every facet of the business, the company disclosed its 10-year plan.

Chief executive Mark Bristow says the purpose of these roadshows is to provide investors and their advisors with a first-hand insight into the group’s performance and plans. The events were also designed to introduce them to a broader range of the group’s management, from which the next generation of Randgold’s leaders will emerge.

“This year we also took the market through our 10 year plan and showed how we intend to remain profitable at a long term gold price of $1 000 per ounce while producing at an annual rate in excess of 1.2 million ounces and generating cash that will support our continued investment in our future as well as well as being able to continue to pay dividends,” he said.

MALIAN MANAGEMENT TEAM STEERS LOULO-GOUNKOTO TO RECORD YEAR

The Loulo-Gounkoto complex increased annual production by 12% to 707 116 ounces in 2016 while reducing total cash costs by 16% to $516/oz.

Randgold Resources chief executive Mark Bristow said it was worth noting that this outstanding performance had been achieved by an all Malian team in a further demonstration of the value of the company’s policy of employing and empowering nationals of its host countries, and of its skills and executive development programmes.

“The operation has grown from two pits to a long life megamine complex which ranks as one of the largest of its kind in the world. During that process the team has had to deal with a number of challenges, including the development of our first underground mines and the subsequent transition to owner mining,” he said.

“This year’s results are a tribute to Tahirou Ballo, the complex’s general manager, Chiaka Berthe, the general manager of our West African operations, the complex’s heads of department, and also to our workers and their union representatives, whom we regard as part of the management structure.”

ANOTHER RECORD YEAR FOR LOULO-GOUNKOTO COMPLEX

Randgold’s Loulo-Gounkoto gold mining complex in Mali achieved another new production record for the fourth quarter of 2016, rounding off on a high note what has been a good year for the company’s flagship operation.

Chief executive Mark Bristow says that, as indicated in the third quarter, the company had exceeded its production guidance of 670 000 ounces of gold for 2016, and would maintain an annual production of plus 600 000 ounces for at least the next 10 years. This would be supported by the Gounkoto super pit project, which the board had now approved.

Addressing local journalists on a visit to the complex, Bristow said, “The Loulo-Gounkoto complex is not just world-class, it is the best in its class by any measure, from the quality of its all-Malian management team through its successful owner-mining underground operation to its exemplary safety, health and environmental management programmes.

Bristow said Randgold had been involved in Mali for 20 years and in that time had made an enormous difference for the better in the country. At the national level it has paid more than $2 billion (CFA 1 021 billion) to the state in taxes and dividends and contributed another $2.9 billion (CFA 1 457 billion) to the economy in the form of salaries, community investments and payments to local suppliers. Its Malian operations routinely account for between 6% and 10% of the country’s GDP.

“We have taken great care to ensure that all our stakeholders – and not least our host government and our local communities – have shared equitably in the value we have created,” he said

“In partnership with the government we have also developed Mali into one of the world’s premier gold exploration and mining destinations, creating a solid foundation for general economic growth which together with the new mining companies in the industry can still be improved upon.”

Bristow said Randgold was committed to further investment in Mali, not only with regards to exploration and its own mining businesses but also in community projects aligned to its sustainability-focused social responsibility policy.

In the latter regard he noted that significant progress was being made with the establishment of agripole at Morila, Randgold’s other operation in Mali. In partnership with local NGOs, the Ministry of Mines and the Ministry of Industrial Development, a model is being prepared that will demonstrate there is an opportunity to develop a sustainable agribusiness capable of providing a local source of economic activity after Morila’s closure which will shortly be presented to Mali’s Council of Ministers and the Morila board.

Bristow also said that Randgold’s investment in exploration continued to be a key part of the company’s long term strategy in Mali with exploration teams progressing targets across western Mali during the fourth quarter of the year. At Loulo itself, brownfields exploration again demonstrated the quality of Randgold’s orebodies with over 600 000 ounces of inferred resources added through drilling at Gara in 2016 while recent studies at the Yalea deposit had identified a number of targets for follow-up in 2017.

KIBALI ENDS CHALLENGING YEAR WITH STRONG FINISH

The Kibali gold mine in the Democratic Republic of Congo continued its performance improvement in the second half of the year after a tough first half.

Speaking at a recent briefing for local media in Kinshasa, Mark Bristow, chief executive of operator and part-owner Randgold Resources, said metallurgical process enhancements had improved the recovery rate, the new Kombokolo and Rhino satellite pits had added flexibility and throughput for the year was above nameplate. Grade would remain a challenge until the underground mine was fully commissioned later in 2017, as previously guided.

“At the same time the team has kept all Kibali’s capital projects on track. The Ambarau hydropower station is being commissioned and will soon start generating power while work has begun on Azambi, the mine’s third power plant, which is being built entirely by Congolese contractors. Construction of the underground mine is also on schedule and the commissioning of its shaft system in the third quarter of this year will complete the development of the Kibali complex,” Bristow said. He noted that Kibali was funding its own capital expenditure and had started paying back shareholder loans.

“Kibali still has to contend with some critical issues, however, notably the delayed payment of the TVA refunds owed to it. While government has agreed to the refunds, and has made some payments, the recent political difficulties in the country have distracted the administration from the settlement of these issues and the amount outstanding had increased at the end of 2016. The situation is exacerbated by the foreign exchange risk posed by the continuing depreciation of the Congolese franc, and we trust it will be resolved now that the political transition has been settled. Notwithstanding the challenges we have faced, the mine and the provincial government have made good progress in developing a ‘grand plan’ for economic development of the region.”

On the community front, Kibali’s palm oil project initiative has been revised and is ready to proceed on a phased basis. It is envisaged that the project, for which Kibali will supply seed capital, support and sponsorship, will eventually employ as many as 15 000 people. Another substantial agribusiness venture, the maize project, is also progressing and its pilot farm has demonstrated that it is possible to harvest twice in a single year.

In 2016 Kibali invested more than $2 million in local development projects, with a strong focus on education. A school ownership campaign, designed to engage parents in the education of their children, was successfully initiated at schools in the Kokiza, Durba and Watsa villages. Likewise, a number of proud Kokiza homeowners were recognised in the annual pride of ownership competition.

Randgold has also progressed its interests outside the Kibali joint venture with the completion of a regional geophysical survey of the Ngayu belt and the start of follow-up fieldwork at the Moku project adjacent to Kibali. With the regional mapping and stream sediment survey now complete, a number of targets with strong mineralisation in bedrock have been identified and the focus is now on evaluating and prioritising the various targets ahead of any drilling campaign.

TONGON MEETS 2016 TARGET

Randgold’s Tongon gold mine in Côte d’Ivoire is sustaining its significant performance improvement and achieved its revised production guidance for 2016, says chief executive Mark Bristow.

Speaking at a briefing for local media, Bristow said the Tongon team had delivered on all the critical issues, stabilising the optimised crushing circuit, minimising the impact of grid power supply disruptions and implementing an effective preventative maintenance plan.

“These actions have supported a continuing upward trend in the mine’s throughput and recovery rates and hence in gold production at a lower cost. Tongon has hit its target of 260 000 ounces for 2016 and is forecasting to produce 285 000 in 2017 and approximately 290 000 ounces per year for the next three years,” he said.

“With Tongon now running smoothly, we’re focusing on extending the life of the mine by finding additional resources and reserves in the extensions to the current orebodies, the satellites around the mine and other targets within trucking distance.”

Bristow noted that Tongon was also performing well on the health, safety and environmental front, with a big reduction in the lost-time injury frequency rate and a continuing decrease in the incidence of malaria and HIV. The mine retained its international safety and environmental management accreditations.

Randgold also continued its commitment to invest in sustainable community development projects, with the emphasis on potable water, education, primary healthcare and food security.

Updating the company’s exploration activities in Côte d’Ivoire, Bristow said progress was being made at the Mankono permit and the new targets defined within the Boundiali belt, highlighting the importance of Côte d’Ivoire in Randgold’s search for its next world class discovery.

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TRANSFER AGENTS Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

INVESTOR AND MEDIA RELATIONS For further information contact Kathy du Plessis on telephone: +44 20 7557 7738, e-mail: randgold@dpapr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.